Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2024 and September 30, 2025
(Expressed in U.S. Dollars – except for share data)

		December 31,	September 30,
ASSETS	Note	2024	2025
CURRENT ASSETS:
Cash and cash equivalents		$369	$2,660,266
Due from related parties, current	3	12,376,064	2,247,712
Accounts receivable trade		416,300	577,752
Inventories		45,595	108,720
Prepaid expenses and other assets		45,612	413,778
Investment in crypto-assets-Bitcoin	8	—	5,020,168
Total current assets		12,883,940	11,028,396

NON-CURRENT ASSETS:
Vessels, net	3,5	6,875,903	39,794,276
Due from related parties	3	388,542	388,542
Prepaid expenses and other assets, non current		357,769	357,769
Deferred charges, net	4	1,075,826	2,011,958
Total non-current assets		8,698,040	42,552,545
Total assets		$21,581,980	$53,580,941

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		156,253	637,977
Due to related parties, current		—	393,562
Deferred revenue		—	337,000
Accrued liabilities		313,905	1,143,727
Total current liabilities		470,158	2,512,266

NON-CURRENT LIABILITIES:
Total non-current liabilities		—	—

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 0 and 2,000,000 shares issued and outstanding as of December 31, 2024, and September 30, 2025, respectively, aggregate liquidation preference of $0 and $50,000,000 as of December 31, 2024 and September 30, 2025, respectively	7	—	25,877,180
Total mezzanine equity		—	25,877,180

SHAREHOLDERS’ EQUITY:
Former Net Parent Company investment		$21,111,822	$—
Common shares, $0.001 par value; 1,000 and 3,900,000,000 shares authorized; 1,000 and 12,628,731 shares issued; 1,000 and 12,628,731 shares outstanding as of December 31, 2024, and September 30, 2025 respectively	6	1	12,629
Preferred shares, $0.001 par value: 0 and 100,000,000 shares authorized; Series B preferred shares: 0 and 40,000 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively	6	—	40
Additional paid-in capital		—	25,326,868
Due from stockholder		(1)	—
Accumulated deficit		—	(148,042)
Total shareholders’ equity		21,111,822	25,191,495
Total liabilities, mezzanine equity and shareholders’ equity		21,581,980	53,580,941

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the nine months ended September 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

		Nine months Ended September 30,	Nine months Ended September 30,
	Note	2024	2025
REVENUES:
Pool revenues	12	5,460,901	5,209,389
Time charter revenues		—	352,074
Total vessel revenues		5,460,901	5,561,463

EXPENSES:
Voyage expenses (including $81,678 and $180,116 to related party for the nine months ended September 30, 2024, and 2025, respectively)	3,13	(215,505)	(571,169)
Vessel operating expenses	13	(1,728,404)	(2,014,431)
Management fees to related parties	3	(287,630)	(332,451)
Depreciation and amortization	4,5	(797,665)	(1,207,164)
General and administrative expenses (including $120,119 and $427,425 to related party for the nine months ended September 30, 2024, and 2025, respectively)	3	(1,168,429)	(1,156,632)
Total expenses		$(4,197,633)	$(5,281,847)

Operating income		$1,263,268	$279,616

OTHER (EXPENSES)/INCOME:
Finance costs		(10,344)	(13,794)
Interest income		—	383,597
Change in fair value of crypto assets-Bitcoin		—	20,168
Foreign exchange losses		(4,510)	(11,078)
Total other (expenses)/income, net		$(14,854)	$378,893

Net income, before taxes		$1,248,414	$658,509
Income taxes		—	—
Net income and comprehensive income		$1,248,414	$658,509
Dividend on Series A Preferred Shares	3,15	—	(233,333)
Net income attributable to common shareholders		$1,248,414	$425,176
Earnings per common share, basic	11	0.52	0.10
Earnings per common share, diluted	11	0.06	0.03
Weighted average number of common shares, Basic	11	2,386,731	4,207,921
Weighted average number of common shares, Diluted	11	20,011,935	21,833,125

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the nine months ended September 30, 2024 and 2025
(Expressed in U.S. Dollars – except for share data)

										Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	Due from Stockholder	Former Parent Company Investment	Accumulated deficit	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2023	—	—	—	—	—	—	26,882,903	—	26,882,903	—	—
Net income and comprehensive income	—	—	—	—	—	—	1,248,414	—	1,248,414	—	—
Net decrease in Former Parent Company Investment	—	—	—	—	—	—	(7,176,571)	—	(7,176,571)	—	—
Balance, September 30, 2024	—	—	—	—	—	—	$20,954,746	—	$20,954,746	—	—

Balance, December 31, 2024	—	—	1,000	1	—	(1)	21,111,822	—	21,111,822	—	—
Net income and comprehensive income	—	—	—	—	—	—	573,218	85,291	658,509	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	329,618	—	329,618	—	—
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 6)	40,000	40	2,386,731	2,387	5,690,499	—	(22,014,658)	—	(16,321,732)	2,000,000	25,877,180
Issuance of common shares pursuant to registered direct offerings (Note 6)	—	—	10,242,000	10,242	22,727,911	—	—	—	22,738,153	—	—
Dividend on Series A preferred shares (Note 7)	—	—	—	—	—	—	—	(233,333)	(233,333)	—	—
Excess of consideration over carrying value of acquired assets (Note 3)	—	—	—	—	(3,091,542)	—	—	—	(3,091,542)	—	—
Balance, September 30, 2025	40,000	40	12,628,731	12,629	25,326,868	—	—	(148,042)	25,191,495	2,000,000	25,877,180

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2024 and 2025
(Expressed in U.S. Dollars)

	Note	Nine months ended September 30, 2024	Nine months ended September 30, 2025
Cash Flows provided by Operating Activities:
Net income		$1,248,414	$658,509
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	797,665	1,207,164
Change in fair value of crypto assets-Bitcoin		—	(20,168)
Changes in operating assets and liabilities:
Accounts receivable trade		314,287	(161,452)
Inventories		(25,661)	(63,125)
Due from related parties		6,095,804	9,616,885
Prepaid expenses and other assets		15,134	(331,377)
Accounts payable		(232,256)	307,568
Accrued liabilities		132,336	681,998
Deferred Revenue		—	337,000
Dry-dock costs paid		(1,098,965)	—
Net cash provided by Operating Activities		7,246,758	12,233,002

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	(70,220)	(38,090,000)
Purchase of crypto assets-Bitcoin	8	—	(5,000,000)
Net cash used in Investing Activities		(70,220)	(43,090,000)

Cash flows (used in)/provided by Financing Activities:
Net (decrease)/increase in Former Parent Company Investment		(7,176,571)	329,618
Gross proceeds from issuance of common shares pursuant to registered direct offerings	6	—	25,781,200
Common share issuance expenses pursuant to registered direct offerings		—	(2,823,984)
Payment of Dividend on Series A Preferred Shares		—	(126,389)
Capital contribution from Former Parent Company due to spin off	1,6	—	10,356,450
Net cash (used in)/provided by Financing Activities		(7,176,571)	33,516,895

Net (decrease) / increase in cash and cash equivalents		(33)	2,659,897
Cash and cash equivalents at the beginning of the period		351	369
Cash and cash equivalents at the end of the period		$318	$2,660,266

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.         Basis of Presentation and General information:

Robin Energy Ltd. (“Robin”, or the “Company”) was formed on September 24, 2024 as a wholly owned subsidiary of Toro Corp. (“Toro”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands. On April 14, 2025 (the “Distribution Date”), Toro completed the Spin-Off of Robin based on the terms approved by the independent disinterested directors of Toro following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Toro separated its Handysize tanker fleet from its liquefied petroleum gas (“LPG”) carrier fleet by, among other actions, contributing to Robin (i) its interest in the subsidiaries comprising its tanker fleet, Vision Shipping Co., owning one tanker vessel and Xavier Shipping Co. and (ii) $10,356,450 in cash for additional working capital, in exchange for (i) 2,386,731 common shares of Robin, (ii) the issuance to Toro of 2,000,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Robin (the “Series A Preferred Shares”) having a stated amount of $25 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Robin’s common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Robin began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “RBNE”.

In addition, Robin entered into various agreements effecting the separation of its business from Toro including a Contribution and Spin-Off Distribution Agreement entered into by Robin and Toro on April 14, 2025 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, Toro agreed to indemnify Robin and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries Toro retained after the Distribution Date and Robin agreed to indemnify Toro for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Toro and Robin and provides Toro with certain registration rights relating to Robin’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Toro in connection with the Spin-Off. Following the successful completion of the Spin Off on April 14, 2025, Robin reimbursed Toro for expenses related to the Spin-Off that were incurred by Toro, except for any of these expenses that were incurred or paid by any of Robin’s subsidiaries after April 14, 2025.

The Spin-Off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying consolidated financial statements of the Company have been presented as if the subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries.

The Company’s vessels are currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), is a related party controlled by Petros Panagiotidis, Robin’s Chairman and Chief Executive Officer. Until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to Company’s subsidiaries. With effect from July 1, 2022, Castor Ships provided ship management and chartering services to the vessels owned by the Company’s subsidiaries. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s subsidiaries’ consent, for the Company’s vessels. Castor Ships provided most of the ship management services from June 7, 2023 and September 3, 2025 for M/T Wonder Mimosa and LPG Dream Syrax, respectively and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
1.         Basis of Presentation and General information: (continued)

The subsidiaries which are included in the Company’s unaudited interim condensed consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:

Company		Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
2	Terminator Shipping Co. (“Terminator”)	Marshall Islands	07/04/2025	LPG Dream Syrax	5,158	2015	September 3, 2025
3	Annataz Shipping Co. (“Annataz”)	Marshall Islands	09/15/2025	LPG Dream Terrax	4,743	2020	September 25, 2025

Consolidated non-vessel owning subsidiaries:

	Company	Country of incorporation
1	Robin GMD Corp. (“Robin GMD”) (1)	Marshall Islands
2	Xavier Shipping Co. (“Xavier”)(2)	Marshall Islands
3	Robin Digital Assets Ltd (3)	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on November 27, 2024, this entity serves as the cash manager of the Company’s subsidiaries with effect from April 14, 2025.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

(3)	Incorporated under the laws of the Marshall Islands on July 11, 2025.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 15, 2025 (the “2024 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.         Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the combined-carve out financial statements for the year ended December 31, 2024, included in the Company’s 2024 Annual Report. Apart from the below, there have been no material changes to these policies in the nine-month period ended September 30, 2025.

New significant accounting policies adopted during the nine months ended September 30, 2025

Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Robin and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Robin, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities, and operations of a VIE in its consolidated financial statements. The Company has identified it has variable interests in Toro Corp., but is not the primary beneficiary. The Company reconsiders the initial determination of whether an entity is a VIE if certain types of events (“reconsideration events”) occur. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE. The Company’s maximum exposure to loss as a result of its involvement with this VIE is the Company’s carrying value in this investment.

Earnings per common share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted at the beginning of the periods presented, or issuance date, if later. Diluted earnings attributable to common shareholders per common share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods. The if converted method is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the if converted calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.         Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Revenue recognition

The Company currently generates its revenues from time charter contracts and pool arrangements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate.

Revenues related to time charter contracts

The Company accounts for its time charter contracts as operating leases pursuant to ASC 842 “Leases”. The Company has determined that the non-lease component in its time charter contracts relates to services for the operation of the vessel, which comprise crew, technical and safety services, among others. The Company further elected to adopt the practical expedient that provides it with the discretion to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) since it determined that the related lease component and non-lease component have the same timing and pattern of transfer and that the predominant component is the lease. The Company qualitatively assessed that more value is ascribed to the use of the asset (i.e., the vessel) rather than to the services provided under the time charter agreements.

Lease revenues are recognized on a straight-line basis over the non-cancellable rental periods of such charter agreements, as rental service is provided, beginning when a vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded as part of vessel revenues in the Company’s statement of comprehensive income. Revenues generated from variable lease payments are recognized in the period when changes in facts and circumstances on which the variable lease payments are based occur. Deferred revenue includes (i) cash received prior to the balance sheet date for which all criteria to recognize as lease revenue have not yet been met as at the balance sheet date and, accordingly, is related to revenue earned after such date and (ii) deferred contract revenue such as deferred ballast compensation earned as part of a lease contract. Lease revenue is shown net of commissions payable directly to charterers under the relevant time charter agreements. Charterers’ commissions represent discount on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer.

Digital Assets (Investment in Crypto Assets – Bitcoin)

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other. The Company has ownership of and control over its bitcoin and uses third-party custodial services. In December 2023, FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. ASU 2023-08 requires certain crypto assets to be measured at fair value separately on the balance sheet with gains and losses from changes in the fair value reported as unrealized gains or losses in the consolidated statement of income (loss) and comprehensive income (loss) for each reporting period. ASU 2023-08 also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. In conjunction with the acquisition of digital assets during the nine months ended September 30, 2025, the Company adopted and applied ASU-2023-08 henceforth.

The Company’s digital assets are initially recorded at cost, net of any transaction costs or fees, and are subsequently measured at fair value as of each reporting period. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method. The Company determines the fair value of its digital assets in accordance with ASC 820, Fair Value Measurement, based on quoted prices in its principal market for Bitcoin (Level 1). Crypto assets are generally valued using prices as reported on reputable and liquid exchanges based on the quoted end-of-day price provided by such exchanges as of the date and time of determination. Changes in fair value are recognized as incurred in the Company’s consolidated statement of comprehensive income, as “Change in fair value of crypto assets-Bitcoin”.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
2.         Significant Accounting Policies and Recent Accounting Pronouncements: (continued)

Transactions Between Entities Under Common Control

Transfers of assets, liabilities, or operations between entities under common control are accounted for in accordance with ASC 805-50 Business Combinations – Related Issues. The receiving (acquiring) entity recognizes the assets and liabilities transferred at their historical carrying amounts as recorded by the transferring entity at the date of transfer. No gain or loss is recognized in the statement of operations as a result of such transactions. Any difference between the consideration transferred and the historical carrying amounts of the net assets received is recognized as an adjustment to equity.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

3.         Transactions with Related Parties:

(a)   Castor Ships:

From the date of the delivery of Company’s vessels and until June 30, 2022, Castor Ships provided the vessel-owning Company’s subsidiaries with commercial ship management, chartering and administrative services, including, but not limited to, securing employment for the vessels, arranging and supervising the vessels’ commercial functions, handling all vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by such Company’s subsidiaries (the “Ship Management Agreements”). In exchange for these services, the relevant Company’s subsidiaries each paid Castor Ships (i) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (ii) a commission of 1.25% on all charter agreements arranged by Castor Ships and (iii) a commission of 1% on each vessel sale and purchase transaction.
Effective July 1, 2022, Castor Maritime Inc. (“Castor”), the parent company of Toro before the completion of the spin off of Toro from Castor on March 7, 2023, along with its subsidiaries entered into an amended and restated master management agreement with Castor Ships (as amended or supplemented from time to time, the “Castor’s Amended and Restated Master Management Agreement”). Under such agreement, Castor Ships agreed to provide the Company with a broad range of management services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing cybersecurity and general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships generally is not liable to the Company for any loss, damage, delay, or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence, or willful misconduct (for which our recovery will be limited to two times the Flat Management Fee, as defined below).

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)
3.         Transactions with Related Parties: (continued)

Until March 7, 2023, in exchange for these services, the Company paid Castor Ships (i) a flat quarterly management fee for the management and administration of their business (the “Flat Management Fee”) in the amount of $0.75 million, (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s subsidiaries paid Castor Ships a daily fee of $975 per vessel for the provision of commercial and technical ship management services provided under the ship management agreements (the “Ship Management Fee”). The Ship Management Fee and Flat Management Fee were adjusted annually for inflation on each anniversary of the effective date of the Castor’s Amended and Restated Master Management Agreement. The Company’s subsidiaries will also reimburse Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance, or structural changes to their vessels. On March 7, 2023, Toro and its subsidiaries entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Amended and Restated Master Management Agreement (as amended or supplemented from time to time, the “Toro’s Amended and Restated Master Management Agreement”). The Ship Management Fee and Flat Management Fee are adjusted annually for inflation on the 1st of July of each year in accordance with the terms of the Toro’s Amended and Restated Master Management Agreement and (i) the Ship Management Fee increased from $975 per vessel per day to $1,039 per vessel per day and the Flat Management Fee increased from $0.75 million to $0.8 million effective July 1, 2023 and (ii) the Ship Management Fee increased from $1,039 per vessel per day to $1,071 per vessel per day and the Flat Management Fee increased from $0.8 million to $0.82 million effective July 1, 2024. In addition to the Ship Management Fee and Flat Management Fee, effective July 1, 2024, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of its vessel, on all gross income received by its shipowning subsidiary arising out of or in connection with the operation of its vessel for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of its vessel is entitled to receive, will not exceed the aggregate rate of 6.25% on the vessel’s gross income and (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities with an aggregate purchase or sale value, as the case may be, of an amount equal to, or in excess of, $10,000,000 issued by an entity engaged in the maritime industry. The Toro’s Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of its effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein, in which case the payment of a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis may be due in certain circumstances.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.         Transactions with Related Parties: (continued)

As part of the Spin-Off, Robin entered into a master management agreement with Castor Ships with respect to its vessels in largely the same form as Toro’s Amended and Restated Master Management Agreement including (i) the flat quarterly management fee for the management and administration of Robin’s business in the amount of $0.2 million and (ii) the charge and collection of a capital raising commission at the rate of 1% on all gross proceeds per consummated transaction raised by the Company in the capital and debt markets. In exchange for the management services, effective July 1, 2025, Castor Ships charges and collects (i) a chartering commission for and on behalf of Castor Ships and/or on behalf of any third-party broker(s) involved in the trading of the Company’s vessels, on all gross income received by the Company’s shipowning subsidiaries arising out of or in connection with the operation of the Company’s vessels for distribution among Castor Ships and any third-party broker(s), which, when calculated together with any address commission that any charterer of any of the Company’s vessels is entitled to receive, will not exceed the aggregate rate of 6.25% on each vessel’s gross income, (ii) a sale and purchase brokerage commission at the rate of 1% on each consummated transaction applicable to the total consideration of acquiring or selling: (a) a vessel (secondhand or newbuilt),  or (b) the shares of a ship owning entity owning vessel(s) or (c) shares and/or other securities (including equity, debt and loan instruments), and (iii) a capital raising commission at the rate of 1% on all gross proceeds of each capital raising transaction completed by the Company including, without limitation, any equity, debt or loan transactions, operating leasing transactions, stand-alone derivative and/or swap agreements, other financing arrangements of a similar nature or any refinancing or restructuring thereof.

As of December 31, 2022, in accordance with the provisions of the Castor’s Amended and Restated Master Management Agreement, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro. In accordance with the provisions of the Toro’s Amended and Restated Master Management Agreement, Castor Ships has provided the technical management of M/T Wonder Mimosa since June 7, 2023. In accordance with the provisions of Robin’s Master Management Agreement, dated April 14, 2025, Castor Ships has provided the technical management of LPG Dream Syrax since September 3, 2025.

During the nine months ended September 30, 2024 and 2025, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $287,630 and $332,451, respectively, (ii) charter hire commissions amounting to $81,678 and $180,116, respectively and (iii) sale and purchase commissions amounting to $0 and $190,000 (due to the acquisitions of the vessels LPG Dream Terrax and LPG Dream Syrax (Note 5) in the nine months ended September 30, 2025, which are included in ‘Vessels, net’ in the accompanying unaudited condensed consolidated balance sheet), respectively. During the nine months ended September 30, 2024 and 2025, the Company was charged capital raising commissions by Castor Ships amounting to $0 and $257,812, respectively (Note 6).

In addition, until April 14, 2025, part of the general and administrative expenses incurred by Toro has been allocated on a pro rata basis within ‘General and administrative expenses’ of the Company based on the proportion of the number of ownership days of the Company’s subsidiaries’ vessels to the total ownership days of Toro’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock based compensation cost. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included elsewhere in the 2024 Annual report. During the nine months ended September 30, 2024, and the period from January 1 through April 14, 2025, the above mentioned administration fees charged by Castor Ships to Toro that were allocated to the Company amounted to $120,119 and $50,757, respectively and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period from April 14 through September 30, 2025, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $376,668 which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the nine months ended September 30, 2025 and in the same period of 2024, the aggregate amount of $427,425 and the amount of $120,119, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.         Transactions with Related Parties: (continued)

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of September 30, 2025, the working capital guarantee advances to Castor Ships amounted to $388,542, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of September 30, 2025, working capital guarantee deposits relating to third-party managers and operating expense payments made on behalf of the Company in excess of amounts advanced amounted to $2,247,712 which are included in ‘Due from related parties, current’ in the accompanying unaudited condensed consolidated balance sheets.

(b)   Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on April 14, 2025, Robin issued 2,000,000 1.00% Series A Preferred Shares to Toro having a stated amount of $25 per share and a par value of $0.001 per share (Note 7). The amount of accrued dividend on Series A Preferred Shares due to Toro as of September 30, 2025 was $106,944 and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.
As of September 30, 2025, the outstanding expenses, related to the Spin-Off and other expenses that were incurred by Toro, to be reimbursed by the Company amounted to $286,618 and are presented in ‘Due to related parties, current’, in the accompanying unaudited condensed consolidated balance sheet.

(c)   Vessel acquisitions:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered on September 3, 2025.

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025.

The terms of the transactions were approved by the board of directors of Robin and Toro at the recommendation of their respective special committees of disinterested and independent directors.

Both entities are controlled by the same controlling shareholder, Mr. Panagiotidis, and accordingly the transaction is considered to be between entities under common control. The transactions were accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, “Business Combinations – Related Issues.” As such, the vessels and their dry docking related amounts (Notes 4 and 5), were recognized by the Company at the historical carrying amount recorded by Toro as of the date of transfer, which was $34,871,669. No gain or loss was recognized in the statement of operations as a result of the transactions. The difference between the consideration paid and the historical carrying amount of the vessels, amounting to $3,091,542, was presented as ‘Excess of consideration over carrying value of acquired assets’ in the accompanying unaudited condensed consolidated statements of Shareholders’ equity and Mezzanine equity.

Depreciation of the vessels will continue prospectively on the same basis as applied by Toro prior to the transfer, using the straight-line method over the vessel’s remaining estimated useful life.

Amortization of deferred dry-docking costs of the vessels will continue prospectively on the same basis as applied by Toro prior to the transfer, using the straight-line method over the period through the date the next survey is scheduled to become due.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4.         Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2024	$1,075,826
Additions (Note 3c)	1,624,527
Amortization	(688,395)
Balance September 30, 2025	$2,011,958

5.          Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:
	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2024	$8,912,839	$(2,036,936)	$6,875,903
Acquisitions, improvements, and other vessel costs	33,437,142	—	33,437,142
Depreciation	—	(518,769)	(518,769)
Balance September 30, 2025	$42,349,981	$(2,555,705)	$39,794,276

Vessel Acquisitions and other Capital Expenditures:

On July 10, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Syrax, at a price of $18.0 million and was delivered on September 3, 2025. For further details refer to Note 3c.

On September 16, 2025, the Company entered into an agreement with a wholly owned subsidiary of Toro, for the acquisition of the LPG Dream Terrax, at a price of $20.0 million and was delivered to the Company on September 25, 2025. For further details refer to Note 3c.
As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The Company reviewed its vessels for impairment and  no indication of impairment was identified, as the fair value was in excess of carrying value on September 30, 2025.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.         Equity Capital Structure:

Under Robin’s initial Articles of Incorporation dated September 24, 2024, Robin’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On April 7, 2025, the Company’s articles of incorporation were amended and restated and Robin’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. In connection with the Spin-Off (Note 1), on April 14, 2025, Toro contributed to Robin $10,356,450 in cash for additional working capital and Robin (i) issued to Toro 2,386,731 common shares with one vote per share, and 2,000,000 Series A Preferred Shares, with a stated value of $25 and par value of $0.001 per share, and no voting power (Note 7), and (ii) issued to Pelagos Holdings Corp, a company controlled by Robin’s Chairman and Chief Executive Officer, 40,000 Series B Preferred Shares. Such common shares were distributed on April 14, 2025 pro rata to the shareholders of record of Toro as of April 7, 2025 at a ratio of one Robin common share for every eight Toro common shares. Refer to Note 1 for further details on the Spin-Off and issuance of such shares.

Each Series B Preferred Share has the voting power of 100,000 common shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred shares shall have the same liquidation rights as and pari passu with the common shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Company.

Registered Direct Equity Offerings

On June 17, 2025, the Company issued and sold 965,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $5.1 million and $4.2 million, respectively.

On June 18, 2025, the Company issued and sold 860,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.5 million and $4.1 million, respectively.

On June 20, 2025, the Company issued and sold 763,000 common shares to certain institutional investors at an offering price of $5.25 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $4.0 million and $3.6 million, respectively.
On June 25, 2025, the Company issued and sold 1,020,000 common shares to certain institutional investors at an offering price of $3.50 per share in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $3.6 million and $3.2 million, respectively.

On September 12, 2025, the Company issued and sold 5,769,230 common shares at an offering price of $1.30 per share in an underwritten public offering. In connection with this offering, the underwriter partially exercised its overallotment option and purchased an additional 864,770 shares of the Company’s common stock at a public offering price of $1.30 per share for additional gross proceeds of approximately $1.1 million. In connection with this equity offering, including the partial exercise of the overallotment option, the Company received aggregate gross and net cash proceeds of approximately $8.6 million and $7.7 million, respectively.

As of September 30, 2025, Robin had 12,628,731 common shares issued and outstanding.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.         Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Toro 2,000,000 Series A Preferred Shares with par value of $0.001 and a stated value of $25 each. The Series A Preferred Shares have the following characteristics:

Holders of the Series A Preferred Shares do not have any voting rights except for a right to elect directors in the event of nonpayment of dividends and a vote or consent of the holders of at least two thirds of the Series A Preferred Shares at the time outstanding, voting together with any other series of preferred shares that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, for effecting or validating: (i) any amendment, alteration or repeal of any provision of our Articles of Incorporation or Bylaws that would alter or change the voting powers, preferences or special rights of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of dividend parity stock if the accrued dividends on all outstanding Series A Preferred Shares through and including the most recently completed dividend period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of the Articles of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of our capital stock ranking prior to Series A in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole.

The Company may, at its option redeem the Series A Preferred Shares in whole or in part, at any time if thirty percent or less of the Series A Preferred Shares remain outstanding, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends to, but excluding, the redemption date.

Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Company’s board of directors, but only out of funds legally available therefor, cumulative cash dividends at 1.00% per annum of the stated amount and no more, or, at our election, additional shares of this Series issued to holders in lieu of cash dividends (“PIK Shares”) for each outstanding Series A Preferred Share equal to the Annual Rate divided by the stated amount, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, in each year, beginning on April 15, 2025.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.         Mezzanine equity: (continued)

The Series A Preferred Shares are convertible, at their holder’s option, to common shares at any time and from time to time from and after the second anniversary of April 14, 2025. The conversion price for any conversion of the Series A Preferred Shares shall be the lower of (i) 200% of the volume-weighted average price (“VWAP”) of our common shares over the five consecutive trading day period commencing on and including April 14, 2025, and (ii) the VWAP of our common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, before any distribution or payment out of the Company’s assets may be made to or set aside for the holders of any junior stock, holders of Series A Preferred Shares will be entitled to receive out of our assets legally available for distribution to our shareholders an amount equal to the stated amount per share of $25, together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared.

The Series A Preferred Shares have been classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials” as they are in essence redeemable at the option of the holder as Mr. Panagiotidis, the Chief Executive Officer and controlling shareholder of Toro and Robin, who can effectively determine the timing of the redemption of the Series A Preferred Shares.

As of September 30, 2025, the net value of the Series A Preferred Shares (the “Mezzanine Equity”) amounted to $25,877,180 comprising the fair value measurement of the Series A Preferred Shares on initial recognition based on a third party valuation of $25,942,180, less issuance costs of $65,000 and is separately presented as ‘Mezzanine Equity’ in the accompanying consolidated balance sheet. As the Series A Preferred Shares are not considered probable of becoming redeemable, due to the specific threshold (as described above) and absence of a mandatory redemption date or obligation, no subsequent adjustment of the amount presented in Mezzanine equity is required as per ASC 480-10-S99. During the nine months ended September 30, 2025, the Company paid to Toro a dividend amounting to $126,389 on the Series A Preferred Shares for the period from April 14, 2025 to July 14, 2025. The accrued amount for the period from July 15, 2025 to September 30, 2025 (included in the dividend period ended October 14, 2025) amounted to $106,944.

8. Investment in crypto-assets-Bitcoin

On September 9, 2025, the Company completed allocations in the aggregate amount of $5.0 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

In accordance with ASC Topic 820, Fair Value Measurement, the Company measures the fair value (through Level 1 inputs) of its Bitcoin based on the quoted end-of-day price on the measurement date for a single bitcoin from Anchorage Digital Bank N.A, the first and only federally chartered digital asset bank falling within the SEC legal definition of a qualified custodian under Rule 206(4)-2 of the Investment Advisers Act. The following table sets forth the units held, cost basis, and the fair value of its investments in crypto assets, as shown on the unaudited condensed consolidated balance sheets as of September 30, 2025:

	Units	Cost basis	Fair value
Investment in crypto-assets:
Bitcoin	44.006	$5,000,000	$5,020,168
Total	44.006	$5,000,000	$5,020,168

The following table presents a reconciliation of the fair value of the Company’s investment in crypto assets- Bitcoin for the nine months ended September 30, 2025:

Investment in crypto-assets-Bitcoin
Balance December 31, 2024	$—
Additions	5,000,000
Unrealized gain from the change in fair value of crypto assets - Bitcoin	20,168
Balance September 30, 2025	$5,020,168

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8. Investment in crypto-assets-Bitcoin: (Continued)

Bitcoin is included in current assets in the unaudited condensed consolidated balance sheets due to the Company’s ability to sell them in a highly liquid marketplace and its intent to liquidate its bitcoin to support operations when needed.

9. Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, trade accounts receivable, amounts due from related parties, and investments in crypto assets - Bitcoin. The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities and amounts due to related parties.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, amounts due from/to related parties,  accounts payable and accrued liabilities: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investments in crypto assets – Bitcoin: The carrying value reported in the accompanying unaudited condensed consolidated balance sheets for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy, as it is determined though quoted prices in an active market.

•
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.         Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

Commitments under long-term lease contracts
The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of September 30, 2025. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending September 30,	Amount
2026	$2,647,565
Total	$2,647,565

11.       Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued in connection with the Spin-Off.

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. The computation of diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares (Note 7) calculated with the “if converted” method by using the average closing market price over the reporting period from April 14, 2025 to September 30, 2025. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.       Earnings Per Common Share: (continued)

	Nine months ended September 30,	Nine months ended September 30,
	2024	2025
Net income and comprehensive income	$1,248,414	$658,509
Dividend on Series A Preferred Shares	—	(233,333)
Net income attributable to common shareholders, basic	$1,248,414	$425,176
Dividend on Series A Preferred Shares	—	233,333
Net income attributable to common shareholders, diluted	$1,248,414	$658,509

Weighted average number of common shares outstanding, basic	2,386,731	4,207,921
Effect of dilutive shares	17,469,247	17,469,247
Weighted average number of common shares outstanding, diluted	19,855,978	21,677,168
Earnings per common share, basic	$0.52	$0.10
Earnings per common share, diluted	$0.06	$0.03

12.        Vessel Revenues:

The following table includes the vessel revenues earned by the Company for the nine months ended September 30, 2024 and 2025, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:
	Nine months ended September 30,	Nine months ended September 30,
	2024	2025
Pool revenues	5,460,901	5,209,389
Time charter revenues	—	352,074
Total Vessel Revenues	$5,460,901	$5,561,463

The Company generates its revenues from pool arrangements and time charters for the nine-month period ended September 30, 2025.

The main objective of a pool is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into a pool arrangement for a minimum period of six months, subject to certain rights of suspension and/or early termination.

The Company typically enters into time charters ranging from three months to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.       Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:
	Nine months ended September 30,	Nine months ended September 30,
Voyage expenses	2024	2025
Brokerage commissions	—	7,041
Brokerage commissions- related party	81,678	180,116
Port & other expenses	133,827	378,800
Bunkers consumption	—	5,212
Total Voyage expenses	$215,505	$571,169

	Nine months ended September 30,	Nine months ended September 30,
Vessel Operating Expenses	2024	2025
Crew & crew related costs	1,080,729	1,227,652
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	356,588	419,246
Lubricants	70,461	54,546
Insurance	92,218	99,597
Tonnage taxes	22,359	23,852
Other	106,049	189,538
Total Vessel operating expenses	$1,728,404	$2,014,431

14.       Segment Information:

The reportable segment reflects the internal organization of the Company and the way the chief operating decision maker (“CODM”), who is the Chief Executive Officer of the Company, reviews the operating results and allocates capital within the Company. The CODM assesses segment performance using key financial measures, including revenues, operating expenses, segment operating income and net income. These metrics help the CODM assess segment profitability, optimize fleet deployment, control costs and determine capital allocation. Based on these segment performance trends, the CODM makes resource allocation decisions such as adjusting chartering strategies, prioritizing fleet expansion or disposals, and optimizing cost efficiencies to enhance profitability and overall segment performance.
As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the Company operates in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

The table below presents information about the Company’s reportable segment for the nine months ended September 30, 2024, and 2025. The accounting policies followed in the preparation of the reportable segment are the same as those followed in the preparation of the Company’s unaudited interim consolidated financial statements. Segment results are evaluated based on income from operations.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.       Segment Information: (continued)

	Nine months ended September 30, 2024		Nine months ended September 30, 2025
	Tanker segment	Total	Tanker segment	LPG carrier segment	Total
Pool revenues	5,460,901	5,460,901	5,209,389	—	5,209,389
Time charter revenues	$—	$—	$—	$352,074	$352,074
Total vessel revenues	$5,460,901	$5,460,901	$5,209,389	$352,074	$5,561,463
Voyage expenses (including charges from related parties)	(215,505)	(215,505)	(547,421)	(23,748)	(571,169)
Vessel operating expenses	(1,728,404)	(1,728,404)	(1,853,183)	(161,248)	(2,014,431)
Management fees to related parties	(287,630)	(287,630)	(295,051)	(37,400)	(332,451)
Depreciation and amortization	(797,665)	(797,665)	(1,100,422)	(106,742)	(1,207,164)
Segments operating income/(loss)	$2,431,697	$2,431,697	$1,437,062	$(814)	$1,436,248
Finance costs		(10,344)			(13,794)
Interest income		—			383,597
Change in fair value of crypto assets- Bitcoin		—			20,168
Foreign exchange losses		(4,510)			(11,078)
Less: Unallocated corporate general and administrative expenses (including related parties)		(1,168,429)			(1,156,632)
Net income and comprehensive income, before taxes		$1,248,414			$658,509

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2024, and September 30, 2025, is as follows:

	As of December 31, 2024	As of September 30, 2025
Tanker segment	21,581,980	9,167,241
LPG carrier segment	—	37,183,923
Cash and cash equivalents(1)	—	2,317,978
Prepaid expenses and other assets(1)	—	4,911,799
Total assets	$21,581,980	$53,580,941

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

ROBIN ENERGY LTD.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.       Subsequent Events:

(a)  Dividend on Series A Preferred Shares:  On October 15, 2025, the Company paid to Toro a dividend amounting to $125,000 on the Series A Preferred Shares for the dividend period from July 15, 2025 to October 14, 2025.

(b) October’s Registered Direct Equity Offering: On October 27, 2025, the Company issued and sold 1,400,000 common shares and 5,140,000 pre-funded warrants to a certain institutional investor at an offering price of $1.07 per share and an offering price of $1.069 per pre-funded warrant in a registered direct offering. In connection with this registered direct equity offering, the Company received gross and net cash proceeds of approximately $7.0 million and $6.3 million, respectively.